FILED BY IMCO RECYCLING INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 1-7170

SUBJECT COMPANY: COMMONWEALTH INDUSTRIES, INC.

COMMISSION FILE NO.: 0-25642

Forward-Looking Statements

Certain statements set forth herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the consummation of the closing of the definitive merger agreement and IMCO’s and Commonwealth’s and their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs, capital expenditures, anticipated synergies, competitive position, technical capabilities, access to capital and growth opportunities are forward-looking statements. Such forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IMCO and Commonwealth are unable to predict or control, that may cause the companies’ actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Such factors may include, without limitation, the ability to complete the merger while obtaining the approval of the regulatory agencies and shareholders, the ability to successfully integrate and achieve cost savings and revenue enhancements in connection with the transaction, the success of the implementation of the information system across both companies, any increase in the cost of capital, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the ability to successfully implement new marketing and sales strategies, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, the success of IMCO and Commonwealth in implementing their respective business strategies, and other risks as detailed in the companies’ various filings with the SEC.

Additional Information

IMCO will be filing a Registration Statement on Form S-4 and IMCO and Commonwealth will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMCO free of charge by requesting them in writing from IMCO or by telephone at (972) 401-7200. You may obtain documents filed with the SEC by Commonwealth free of charge by requesting them in writing from Commonwealth or by telephone at (502) 589-8100. IMCO and Commonwealth, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of IMCO and Commonwealth in connection with the merger. Information about the directors and executive officers of IMCO and their ownership of IMCO stock is set forth in the proxy statement for IMCO’s 2004 Annual Meeting of Stockholders. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock is set forth in the proxy statement for Commonwealth’s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Employee Q&A Answers posted on the Corporate Intranet of IMCO Recycling Inc.

ANSWERS AT IMCO

Merger FAQ’s

No.	Question	Via: Answerline/ toll-free	Date Received	Response	Date of Response	Date Posted on Answerline	Location
1	Some employees are concerned about 401k funds. How should we advise them? Can we assume Commonwealth has a plan?	answerline	6/18/04	IMCO’s 401k Plan remains in effect and you should refer to the Plan Document or submit specific questions to the 800 number or the IMCO AnswerLine. Commonwealth also has a 401k Plan. As part of the merger integration process the benefit plans of IMCO and Commonwealth will be reviewed. Benefit plans of the merged company will be designed to attract and retain qualified employees. Until and unless changes are made to the benefit plans, you should refer to the existing plan documents.	7/12/04	7/14/04	Morgantown

2	Can you tell me what accounting system Commonwealth uses for all its financials and manufacturing systems? I know we will not necessarily be using our Oracle system nor possibly Commonwealth’s system, but I am just curious what they are using right now.	answerline	6/23/04	Commonwealth currently uses the JD Edwards System	7/12/04	7/14/04	Sapulpa

2a	I understand that Commonwealth is selling their subsidiary Alflex. I believe I noticed that Alflex has two plants listed on the map of locations. If Alflex is sold off, will the two plants go with the sale and how many employees will that take out of the merger picture of IMCO and Commonwealth? All the data is showing that we would have a combined employee number of approximately 3,600. Is this including Alflex or excluding them?			The two Alflex plants are part of the Alflex sale and will go to the new owners when the sale is completed. The 3600 employees shown for IMCO/Commonwealth includes the approximately 300 current Alflex employees.	7/12/04	7/14/04

2b	Is the sale of Alflex expected to be finalized before the finalization of the merger of IMCO and Commonwealth?			The Alflex sale is expected to close by 7/31/04.	7/12/04	7/14/04

2c	Is there some place on Commonwealth’s website that talks about what kind of benefits are offered to the Commonwealth employees currently? How do their benefits compare to what IMCO offers?			There is no place on the Commonwealth website that shows Commonwealth’s current benefit plans. There is no plan to change benefits plan prior to 1/1/06. The benefit plans of the new company will be designed to retain qualified people.	7/12/04	7/14/04

ANSWERS AT IMCO

Merger FAQ’s

No.	Question	Via: Answerline/ toll-free	Date Received	Response	Date of Response	Date Posted on Answerline	Location
3	What I was wondering is if there was any guarantee that we will still be here come December 31st to receive these incentives (bonus & profit-sharing)? Is there any possibility that there could be a mass lay-off before that date, so we could miss out on the money?	answerline	6/25/04	We currently anticipate that the merger will not close until the 4th quarter of 2004, and that the integration process will take additional time. While it cannot be guaranteed, we currently anticipate that this process will not be complete by year end. During this time we encourage all employees to remain focused on business activities.	7/12/04	7/14/04	Irving

4	Since Commonwealth bought Barmet (via Castech in 1996), will the IMCO employees that came from Barmet 12 years ago get their length of service and seniority back?	email	6/18/04	Different Working Agreements & Labor Unions exist at the two facilities. The respective Agreements will be honored.	7/12/04	7/14/04	Uhrichsville

4a	-When the new company is formed, will you fire all the hourly in both plants and start over with new people?			A new company will not be formed. The transaction is a merger and IMCO will be the surviving company. Different Working Agreements & Labor Unions exist at the two facilities. The respective Agreements will be honored.	7/12/04	7/14/04

4b	-Commonwealth gets gainsharing (approximately $800 - $1,000 per month on top of their regular wages per hourly employee). Will we get that? (I would like to get that action myself!)			Different Working Agreements & Labor Unions exist at the two facilities. The respective Agreements will be honored.	7/12/04	7/14/04

4c	-Commonwealth’s hourly wage per hour is higher than ours - will we get that?			Different Working Agreements & Labor Unions exist at the two facilities. The respective Agreements will be honored.	7/12/04	7/14/04

4d	-Commonwealth has a technical program for hourly employees (part of maintenance), will we get to participate in that?			As part of the merger integration all plans and programs will be analyzed. This process is not expected to be completed for several months.	7/12/04	7/14/04

5	I currently participate in the IMCO Employee Stock Purchase Plan. How will the plan work in the upcoming offering of July 1 to December 31, 2004?	email	6/18/04	The IMCO Stock Purchase Plan will stay in effect unless terminated pursuant to the terms of the Plan. After the merger IMCO Stock will continue to be traded. Therefore, shares purchased prior to & after the announcement of the merger will remain in existence.	7/12/04	7/14/04	MetalChem

ANSWERS AT IMCO

Merger FAQ’s

No.	Question	Via: Answerline/ toll-free	Date Received	Response	Date of Response	Date Posted on Answerline	Location
5a	Since the purchase price is based on the lower of the market close on July 1st or December 31, what stock would be used for the December 31 valuation, and would there be any adjustment to the July 1 opening price as the official merger date and the start of the new company stock?			A new company will not be formed. The transaction is a merger and IMCO will be the surviving corporation. IMCO common stock will be used for the 12/31/04 valuation. There will be no adjustment to the 7/1/04 opening price.	7/12/04	7/14/04

5b	What will happen to my IMCO stock that has been purchased in previous offering periods?			Shares purchased prior to and after the announcement of the merger will remain in existence.	7/12/04	7/14/04